International Silver, Inc.
8040 South Kolb Road
Tucson, Arizona 85706
Telephone: (520) 889-2040
Facsimile: (520) 889-2733

FILED AS CORRESPONDENCE ON EDGAR

March 10, 2008

Annie Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sean Donahue

Re:	International Silver, Inc.
Registration Statement on Form S-1
File No. 333-147712

Dear Ms. Parker:

The undersigned, International Silver, Inc. (“the Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-147712), be accelerated and that such Registration Statement be permitted to become effective prior to the close of business on March 13, 2007, or as soon thereafter as practicable.

In connection with this Acceleration Request, the Company hereby acknowledges that: (a) should the Commission or the Staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact our legal counsel:

Frederick M. Lehrer
Hamilton & Lehrer, P.A.
101 Plaza Real South, Suite 202
Boca Raton, Florida 33432
Telephone: (561) 416-8956
Facsimile: (561) 416-2855

Sincerely yours,

INTERNATIONAL SILVER, INC.

By: /s/ Harold R. Shipes
Harold R. Shipes Principal Executive Officer Chief Executive Officer Chairman of the Board/Director